June 10, 2019

Karen Rapp
EVP and Chief Financial Officer
National Instruments Corporation
11500 North MoPac Expressway
Austin, TX 78759

       Re: National Instruments Corporation
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 21, 2019
           File No. 000-25426

Dear Ms. Rapp:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Note 1 - Operations and Summary of Significant Accounting Policies Revenue Recognition, page F-9

1. Please tell us how you determine standalone selling price for your software licenses. In this regard, you disclose here that you have established pricing practices for software licenses bundled with maintenance, which are separately observable in renewal transactions. Please tell us what observable renewal transactions are available as it relates to the perpetual licenses or explain further what other methodologies are used to determine the standalone selling price for such licenses. Also, tell us the amount of revenue recognized from software licenses for each period presented. To the extent you have determined that the selling price for your software licenses are highly variable such that you are using the residual method to determine the standalone selling price, please provide a comprehensive, quantitative discussion of such variability to support your conclusion. Refer to ASC 606-10-32-34.
 Karen Rapp
National Instruments Corporation
June 10, 2019
Page 2
Note 14 - Segment Information, page F-37

2. We note that sales outside of the U.S. accounted for approximately 63% of your total revenue. Please tell us whether any one country generates a significant amount of revenue and if so revise to indicate as such, or specifically state that no one country meets your significance threshold. Refer to ASC 280-10-50-41.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



                                                                Sincerely,
FirstName LastNameKaren Rapp
                                                                Division of
Corporation Finance
Comapany NameNational Instruments Corporation
                                                                Office of
Information Technologies
June 10, 2019 Page 2                                            and Services
FirstName LastName